Exhibit 99.1

Dritte BV GmbH

Kaiser-Wilhelm-Allee 1, D-51373 Leverkusen,

Federal Republic of Germany

Announcement according to Section 23 (1) Sentence 1 No. 3 of the German Securities
Acquisition and Takeover Act (WpÜG) regarding the voluntary public takeover offer to the shareholders of

Schering Aktiengesellschaft

ISIN DE0007172009 / WKN 717200

ISIN US8065852043 / CUSIP 806585204

ISIN DE000A0H5Z83 / WKN A0H5Z8 (Schering Shares Tendered for Sale)

ISIN DE000A0H5Z91 / WKN A0H5Z9 (Schering Shares Subsequently Tendered for Sale)

On April 13, 2006, Dritte BV GmbH published the offer document for the voluntary public takeover offer of Dritte BV GmbH to the shareholders of Schering Aktiengesellschaft, Müllerstraße 178, 13353 Berlin, Federal Republic of Germany, for the acquisition of all bearer shares with no par value, including all bearer shares with no par value represented by American Depositary Shares (ADSs). The acceptance period ended on June 14, 2006, 24:00 hours local time Frankfurt am Main, Federal Republic of Germany, resp. June 14, 2006, 6:00 p.m. local time New York, U.S.A. The additional acceptance period ended on July 6, 2006, 24:00 hours local time Frankfurt am Main, Federal Republic of Germany, resp. July 6, 2006, 6:00 p.m. local time New York, U.S.A. (“effective date”).

As of the effective date, the takeover offer has been accepted for 91,521,416 shares in Schering Aktiengesellschaft, which amounts to 47.18% of the nominal capital and the voting rights in Schering Aktiengesellschaft. As of the effective date, Dritte BV GmbH held 172,161,004 shares in Schering Aktiengesellschaft (88.74% of the nominal capital and the voting rights), including shares, for which the takeover offer was accepted during the acceptance period and for which the offer has been closed in the interim. Neither Dritte BV GmbH nor persons acting in concert with it as defined in Section 2 (5) of the WpÜG or their subsidiaries either directly or indirectly held further shares in Schering Aktiengesellschaft as of the effective date. Further rights to vote are not assigned to them either.

In addition, after the effective date, Dritte BV GmbH acquired 262,589 more shares in Schering Aktiengesellschaft (0.14% of the nominal capital and the voting rights). The total number of shares in Schering Aktiengesellschaft for which the takeover offer has been accepted and shares in Schering Aktiengesellschaft held by Dritte BV GmbH therefore amounts to:

Number of shares	Share of the nominal capital	Share of voting rights	Share pursuant to Section 6.1.1 of the Offer Document
176,546,481	91.00%	91.00%	92.43%

Leverkusen, July 13, 2006

Dritte BV GmbH

The Management